

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



20170197

DIVISION OF
CORPORATION FINANCE

March 1, 2017

John Chevedden
***FISMA & OMB Memorandum M-07-16 ***

Re: Eastman Chemical Company
Incoming letter dated February 24, 2017

Dear Mr. Chevedden:

This is in response to your letter dated February 24, 2017 concerning the shareholder proposal you submitted to Eastman. On February 14, 2017, we issued a no-action response expressing our informal view that Eastman could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Elizabeth M. Murphy
Associate Director, Legal

cc: Brian L. Henry
Eastman Chemical Company
blhenry@eastman.com

JOHN CHEVEDDEN

***FISMA & OMB Memorandum M-07-16 ***

February 24, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Eastman Chemical Company (EMN)
Proxy Access – 50 Participants
Request for Reconsideration
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 31, 2017 no-action request.

Page 6 of the company no-action request says:
"The Eastman Proxy Access Bylaw allows stockholder proxy access with a 3% share ownership requirement, a **three-year holding period** and an allowance for up to 20 stockholders to aggregate their shares to meet the 3% share ownership requirement." [emphasis added]

Page 7 provides vague information:
"A number [only 2 shareholders?] of the Company's largest stockholders could recruit a small stockholder, or a group of small stockholders to cooperate in forming a group, that could satisfy the ownership threshold under the Eastman Proxy Access Bylaw, thereby allowing proxy access to a wide range of stockholders."

"Further, based on holdings of the Company's stock, it would be possible to assemble a group [only one group?] of 20 stockholders that owns at least 3% of the Company's common stock that does not include any of the Company's 90 largest institutional stockholders." [no mention of mandatory 3-year holding period]

The company failed to disclose whether it had tested any of the shares that it analyzed for the mandatory 3-year holding period.

It is also not disclosed whether any of the above shareholders typically liquidate their longest-held shares first when they sell – which would further hinder meeting the mandatory 3-year holding period.

The attached table shows changes in ownership for Eastman's top 100 shareholders in the last quarter of 2016. The average change was over 37%. That's 37% in one quarter! Three years have 12 quarters. Company bylaws require shareholders to hold at least 3% continuously for at least 3 continuous years.

Information submitted by the company does nothing to prove that any shareholder, let alone its mythical group of 90, has held their qualifying shares "continuously" for 3-years.

Despite the burden resting on the company, the company no-action request was devoid of any analysis of the impact of the 3-year continuous holding period on the number of eligible shares. Reference Rule 14a-8(g): "Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal."

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,



John Chevedden

cc: Brian L. Henry <blhenry@eastman.com>

Pages 4 through 7 redacted for the following reasons:
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Copyrighted Material Omitted